February 13, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Profusa, Inc.

Registration Statement on Form S-1

File No. 333-293451

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Maxim Group LLC (“Maxim”), as placement agent, hereby concurs in the request by Profusa, Inc. that the effective date of the above-referenced Registration Statement be accelerated to 5:00 PM, Eastern Time, on Tuesday, February 17, 2026, or as soon thereafter as may be practicable.

Maxim affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

Maxim Group LLC

By:	/s/ Ritesh Veera
Name: Ritesh Veera Title: Co-Head of Investment Banking